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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-32722
CUSIP NUMBER 46145F105

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Investment Technology Group, Inc.
Full Name of Registrant

Former Name if Applicable

One Liberty Plaza, 165 Broadway
Address of Principal Executive Office (Street and Number)

New York, New York 10006
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 27, 2019, Investment Technology Group, Inc. (the “Company”) was notified by its independent registered public accounting firm, that the firm will require additional time to complete the audits of (i) the Company’s consolidated financial statements as of and for the year ended December 31, 2018 and (ii) the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2018 in accordance with the standards of the Public Company Accounting Oversight Board.  The firm was unable to complete its audit procedures and provide its audit opinions by the prescribed filing date of March 1, 2019, and the Company, therefore, will be unable to complete and file its 2018 Annual Report on Form 10-K by the prescribed filing date without unreasonable effort or expense.

The Company has completed its review and preparation of the financial statements, pending additional information that might be necessary as a result of the finalization of the Company’s independent registered public accounting firm’s audit procedures. In addition to the completion of the audits, in the event that the proposed merger between the Company and Virtu Financial, Inc. is completed before the filing of the 2018 Annual Report on Form 10-K, the independent registered public accounting firm will be required to complete an internal review to confirm its independence from Virtu Financial, Inc. in order to provide its audit opinions for inclusion in the 2018 Annual Report on Form 10-K. The Company expects that the 2018 Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed filing date.

A letter from the Company’s independent registered public accounting firm, which is filed pursuant to Rule 12b-25(c) under the Securities Exchange Act of 1934, as amended, is attached as Exhibit 99.1 to this Form 12b-25.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert Wollin	(212)	588-4062
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2018, the Company expects to report revenue of $509.5 million, an increase of 5% over the $483.7 million of revenues generated in 2017. This improvement was primarily attributable to strong growth in the Company’s international operations and growth in global commission share revenue generated from Workflow Technology products.

The Company expects to report expenses of $499.4 million for the year ended December 31, 2018, including $32.2 million of non-operating charges related to (i) a settlement with the SEC related to U.S. POSIT, (ii) restructuring activities, (iii) costs associated with the pending acquisition of the Company by Virtu Financial, Inc. and (iv) lease consolidation. Expenses for 2017 were $477.2 million, including $9.2 million of non-operating charges related to (i) lease consolidation and (ii) the formation of a joint venture for derivatives trading technology and execution services. Excluding the non-operating charges, the Company expects to report adjusted expenses for the year ended December 31, 2018 that were essentially flat with 2017, as lower professional fees offset increases in market data and transaction processing costs.

For the year ended December 31, 2018, net income is expected to be $0.7 million as compared to a net loss in 2017 of $39.4 million. Tax expense for the year ended December 31, 2018 is expected to include a benefit of $1.9 million associated with the resolution of certain contingencies. Tax expense in 2017 included a net charge of $40.5 million associated with the establishment of a valuation allowance on U.S. deferred tax assets and the impact of changes in U.S. tax law.

Excluding the non-operating expenses and the tax adjustments noted above, the Company expects to report adjusted net income of $31.0 million for the year ended December 31, 2018 as compared to adjusted net income of $10.3 million in 2017.

Adjusted expenses and adjusted net income are non-GAAP performance measures that we believe are useful to assist investors in gaining an understanding of the trends and operating results for our core business. These measures should be viewed in addition to, and not in lieu of, results reported under U.S. GAAP.

Forward-Looking Statements

In addition to historical information, this Notification of Late Filing may contain “forward-looking” statements that reflect management’s expectations for the future. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “trend,” “potential” or “continue” and the negative of these terms and other comparable terminology. A variety of important factors could cause results to differ materially from such statements.

These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the results of the ongoing review. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the ongoing audits may identify errors or control deficiencies in the Company’s accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Additional factors are noted in the Company’s proxy statement filed by the Company on Schedule 14A on December 14, 2018 in connection with the proposed merger (“Merger”) between the Company and Virtu Financial, Inc. (“Virtu”), as well as in the Company’s 2017 Annual Report on Form 10-K, and its Form 10-Qs (as amended, if applicable) and include, but are not limited to, general economic, business, credit, political and financial market conditions, both internationally and domestically, financial market volatility, fluctuations in market trading volumes, effects of inflation, adverse changes or volatility in interest rates, fluctuations in foreign exchange rates, evolving industry regulations and increased regulatory scrutiny, the outcome of contingencies such as legal proceedings or governmental or regulatory investigations and customer or shareholder reaction to, or further proceedings or sanctions based on, such matters, the volatility of the Company’s stock price, changes in tax policy or accounting rules, the ability of the Company to utilize its loss and tax credit carryforwards, the actions of both current and potential new competitors, changes in commission pricing, rapid changes in technology, errors or malfunctions in the Company’s systems or technology, operational risks related to misconduct or errors by the Company’s employees or entities with which the Company does business, cash flows into or redemptions from equity mutual funds, ability to meet the capital and liquidity requirements of the Company’s securities business and the related clearing of the Company’s customers’ trades, customer trading patterns, the success of the Company’s products and service offerings, the Company’s ability to continue to innovate and meet the demands of its customers for new or enhanced products, the Company’s ability to protect its intellectual property, the Company’s ability to execute on strategic initiatives or transactions, the Company’s ability to attract and retain talented employees, and the Company’s ability to pay dividends or repurchase its common stock in the future.

The forward-looking statements included herein represent the Company’s views as of the date of this Notification of Late Filing. The Company undertakes no obligation to revise or update publicly any forward-looking statement for any reason unless required by law.

Investment Technology Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2019	By	/s/ Steven R. Vigliotti

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).